(or approximately 51.5% if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

- certain individuals who hold existing options granted by Neff Holdings will have the right to acquire 1,264,985 common units of Neff Holdings which, if such existing options were exercised in full, would represent approximately 5.2% of the economic interest in the business of Neff Holdings and its subsidiaries on a fully diluted basis.

As a result of the Organizational Transactions, Neff Corporation will hold a 45.0% economic interest in Neff Holdings, even though it will be purchasing units in Neff Holdings for cash. Neff Holdings currently has negative members' equity and Neff Corporation will acquire a 45.0% interest in the Neff Holdings members' deficit that exists as of the date of the closing of this offering. The Neff Holdings members' deficit was $(324.1) million as of September 30, 2014 and will be $(190.6) million on a pro forma basis after giving effect to the Organizational Transactions (including this offering). See "Unaudited Pro Forma Condensed Consolidated Financial Statements."

For more information regarding our structure, see "Our Organizational Structure."

	Pro Forma Neff Corporation	
	Year Ended December 31, 2013	**Nine Months Ended September 30, 2014**
	(in thousands, except per share data)	
Statement of Operations Data:		
Revenues:		
Rental revenues	$281,038	$240,362
Equipment sales	33,487	17,355
Parts and service	12,682	10,125
Total revenues	327,207	267,842
Cost of revenues:		
Cost of equipment sold	19,204	9,877
Depreciation of rental equipment	70,768	54,831
Cost of rental revenues	74,482	59,669
Cost of parts and service	7,677	6,158
Total cost of revenues	172,131	130,535
Gross profit	155,076	137,307
Other operating expenses:		
Selling, general and administrative expenses	79,418	62,054
Other depreciation and amortization	8,968	7,149
Transaction bonus[1]	—	24,506
Total other operating expenses	88,386	93,709
Income from operations	66,690	43,598
Other expenses:		
Interest expense[2]	38,275	31,596
Amortization and write-off of debt issue costs[4]	1,311	1,386
Total other expenses	39,586	32,982
Income (loss) before income taxes	27,104	10,616
(Provision for) benefit from income taxes	(4,757)	(1,863)
Net income	22,347	8,753
Net income attributable to non-controlling interest	14,907	5,839
Net income attributable to Neff Corporation	7,440	2,914
Net Income Per Share Data[8]:		
Weighted average shares of Class A common stock outstanding:		
Basic	10,476	10,476
Diluted	10,555	10,555
Net income available to Class A common stock per share:		
Basic	$ 0.71	$ 0.28
Diluted	$ 0.70	$ 0.28
Balance Sheet Data (as of period end):		
Cash and cash equivalents		$ 1,999
Total assets		670,114
Total indebtedness[5]		744,310
Total members' deficit/stockholders' equity (deficit)		(97,189)
Other Financial Data:		
Adjusted EBITDA[6]	150,794	133,353

(1) Represents the payments to certain management and independent members of the board of directors in connection with the Refinancing (as defined below under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Highlights—Refinancing").

(2) Interest expense excludes the amortization of debt issue costs (see footnote (4)).

(3) Loss on extinguishment of debt includes $8.7 million in unamortized debt issue costs as well as $7.2 million in call premiums.

(4) Other non-operating expenses, net represents amortization of debt issue costs of $1.2 million, $1.5 million and $1.9 million, for the years ended December 31, 2011, 2012 and 2013, respectively, and $1.2 million and $2.7 million for the nine months ended September 30, 2013 and 2014, respectively. Other non-operating expenses, net also includes $1.6 million for reorganizational

which our personnel are involved and other employee-related matters. Additionally, we could be subject to potential litigation associated with compliance with various laws and governmental regulations at the federal, state or local levels, such as those relating to the protection of persons with disabilities, employment, health, safety, security and other regulations under which we operate.

We carry comprehensive insurance, subject to deductibles, at levels we believe are sufficient to cover existing and future claims made during the respective policy periods. However, we may be exposed to multiple claims, including workers compensation claims, that do not exceed our deductibles, and, as a result, we could incur significant out-of-pocket costs that could materially adversely affect our business, financial condition and results of operations. In addition, the cost of such insurance policies may increase significantly upon renewal of those policies as a result of general rate increases for the type of insurance we carry as well as our historical experience and experience in our industry. Our existing or future claims may exceed the coverage level of our insurance, and such insurance may not continue to be available on economically reasonable terms, or at all. If we are required to pay significantly higher premiums for insurance, are not able to maintain insurance coverage at affordable rates or if we must pay amounts in excess of claims covered by our insurance, we could experience higher costs that could materially adversely affect our business, financial condition and results of operations. In addition, we may be subject to various legal proceedings and claims, such as claims for punitive damages or damages arising from intentional misconduct, either asserted or unasserted, that may not be covered by our insurance. Any such claims, whether with or without merit, could be time-consuming and expensive to defend and could divert management's attention and resources.

Our substantial indebtedness could materially adversely affect our business, financial condition, results of operations and cash flows.

We have a significant amount of indebtedness. As of September 30, 2014, on a pro forma basis after giving effect to this offering and the application of net proceeds therefrom, we would have had total indebtedness of approximately $744.3 million (of which $467.3 million would have consisted of borrowings under the Second Lien Loan and $277.0 million would have consisted of borrowings under our Revolving Credit Facility). As of September 30, 2014, on a pro forma basis after giving effect to this offering and the application of net proceeds therefrom, we would have had borrowing capacity under our Revolving Credit Facility, net of approximately $4.7 million in outstanding letters of credit, of $100.8 million, subject to certain conditions (which amount is subject to increase to $143.3 million in certain circumstances). In addition, subject to certain conditions, our Second Lien Loan can be increased by an additional $75.0 million under an uncommitted incremental facility. See "Description of Certain Indebtedness." Under the terms of the agreements governing our indebtedness, we may be able to incur substantial indebtedness in the future.

Our substantial indebtedness could have important consequences to you. For example, it could:

- make it more difficult for us to satisfy our obligations with respect to our indebtedness;

- increase our vulnerability to general adverse economic and industry conditions;

- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, strategic growth efforts and other general corporate purposes;

- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

- limit our ability to attract acquisition candidates or to complete future acquisitions;

- place us at a competitive disadvantage compared to our competitors who have less indebtedness; and

Risks Relating to Our Organizational Structure

Wayzata will continue to have substantial control over us after this offering including over decisions that require the approval of stockholders, and its interest in our business may conflict with yours.

Immediately after the consummation of this offering, Wayzata will hold a majority of the combined voting power of our common stock through its ownership of 100% of our outstanding Class B common stock.

Accordingly, Wayzata, acting alone, will have the ability to approve or disapprove substantially all transactions and other matters submitted to a vote of our stockholders, such as a merger, consolidation, dissolution or sale of all or substantially all of our assets, the issuance or redemption of certain additional equity interests, and the election of directors. These voting and class approval rights may enable Wayzata to consummate transactions that may not be in the best interests of holders of our Class A common stock or, conversely, prevent the consummation of transactions that may be in the best interests of holders of our Class A common stock. In addition, although Wayzata will have voting control of us, Wayzata's entire economic interest in us will be in the form of its direct interest in Neff Holdings through the ownership of Neff Holdings' common units, the payments it may receive from us under the Tax Receivable Agreement and the proceeds it may receive upon any redemption of its common units in Neff Holdings, including issuance of shares of our Class A common stock upon any such redemption and any subsequent sale of such Class A common stock. As a result, Wayzata's interests may conflict with the interests of our Class A common stockholders. For example, Wayzata may have different tax positions from us which could influence its decisions regarding whether and when to dispose of assets, whether and when to incur new or refinance existing indebtedness, especially in light of the existence of the Tax Receivable Agreement that we will enter in connection with this offering, and whether and when we should terminate the Tax Receivable Agreement and accelerate our obligations thereunder. In addition, the structuring of future transactions may take into consideration tax or other considerations of Wayzata or other existing owners even in situations where no similar considerations are relevant to us. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

In addition, Wayzata is in the business of making or advising on investments in companies and may hold, and may from time to time in the future acquire interests in or provide advice to businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, none of Wayzata or any director who is not employed by us or his or her affiliates will have any duty to refrain from engaging in a corporate opportunity in the same or similar lines of business as us. Wayzata may also pursue acquisitions that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

Neff Holdings currently has negative members' equity and Neff Corporation will acquire a 45% interest in the Neff Holdings members' deficit that exists as of the date of the closing of this offering. Wayzata will hold the remaining 55% economic interest in Neff Holdings.

As a result of the Organizational Transactions, Neff Corporation will hold a 45.0% economic interest in Neff Holdings, even though it will be purchasing units in Neff Holdings for cash. Neff Holdings currently has negative members' equity and Neff Corporation will acquire a 45.0% interest in the Neff Holdings members' deficit that exists as of the date of the closing of this offering. The Neff Holdings members' deficit was $(324.1) million as of September 30, 2014 and will be $(190.6) million on a pro forma basis after giving effect to the Organizational Transactions (including this offering). See "Unaudited Pro Forma Condensed Consolidated Financial Statements."

Organizational Structure Following this Offering:

Immediately following the completion of this offering and the Organizational Transactions:

- Neff Corporation will be a holding company and the sole material asset of Neff Corporation will be common units of Neff Holdings;

- Neff Corporation will be the sole managing member of Neff Holdings and will control the business and affairs of Neff Holdings and its subsidiaries;

- Neff Corporation will own 10,476,190 common units of Neff Holdings representing approximately 45.0% of Neff Holdings' total outstanding membership units (or approximately 48.5% if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

- Wayzata will own 12,808,768 common units of Neff Holdings representing approximately 55.0% of Neff Holdings' total outstanding membership units (or approximately 51.5% if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Each common unit held by Wayzata or acquired by individuals upon exercise of existing options granted by Neff Holdings will be redeemable, at the election of such member, for, at Neff Corporation's option, newly-issued shares of Class A common stock on a one-for-one basis or a cash payment equal to a volume-weighted average market price of one share of Class A common stock for each common unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the Neff Holdings LLC Agreement; *provided* that, at Neff Corporation's election, Neff Corporation may effect a direct exchange of such Class A common stock or such cash for such common units. See "Certain Relationships and Related Party Transactions—Neff Holdings LLC Agreement";

- the purchasers in this offering (i) will own 10,476,190 shares of Neff Corporation's Class A common stock, representing approximately 45.0% of the combined voting power of all of Neff Corporation's common stock (or approximately 48.5% if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (ii) through Neff Corporation's ownership of Neff Holdings' common units, indirectly will hold approximately 45.0% of the economic interest in the business of Neff Holdings and its subsidiaries (or 48.5% if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

- Wayzata, through (i) its ownership of Neff Corporation's Class B common stock, will have approximately 55.0% of the combined voting power of all of Neff Corporation's common stock (or approximately 51.5% if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (ii) its ownership of Neff Holdings' common units, will hold approximately 55.0% of the economic interest in the business of Neff Holdings and its subsidiaries (or approximately 51.5% if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

- certain individuals who hold existing options granted by Neff Holdings will have the right to acquire 1,264,985 common units of Neff Holdings which, if such existing options were exercised in full, would represent approximately 5.2% of the economic interest in the business of Neff Holdings and its subsidiaries on a fully diluted basis.

As a result of the Organizational Transactions, Neff Corporation will hold a 45.0% economic interest in Neff Holdings, even though it will be purchasing units in Neff Holdings for cash. Neff Holdings currently has negative members' equity and Neff Corporation will acquire a 45.0% interest in the Neff Holdings members' deficit that exists as of the date of the closing of this offering. The Neff Holdings members' deficit was $(324.1) million as of September 30, 2014 and will be $(190.6) million on a pro forma basis after giving effect to the Organizational Transactions (including this offering). See "Unaudited Pro Forma Condensed Consolidated Financial Statements."

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2014:

- on an actual basis for Neff Holdings and its consolidated subsidiaries; and

- on a pro forma basis for Neff Corporation to give effect to (1) the Organizational Transactions, (2) our sale of 10,476,190 shares of Class A common stock in this offering at an assumed offering price of $21.00 per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and (3) the application of the net proceeds therefrom as described under "Use of Proceeds."

You should read this table in conjunction with the consolidated financial statements and the related notes, "Use of Proceeds," "Our Organizational Structure," "Unaudited Pro Forma Condensed Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	As of September 30, 2014	
	Neff Holdings Actual	Neff Corporation Pro Forma[1]
	(in thousands of dollars)	
Cash and cash equivalents	$ 1,999	$ 1,999
Long-term indebtedness:		
Revolving Credit Facility[2]	317,000	277,000
Second Lien Loan[3]	572,195	467,310
Total indebtedness	889,195	744,310
Total equity (deficiency):		
Members' deficit	(324,106)	—
Class A common stock, par value $0.01 per share, 100,000,000 shares authorized, 0 shares issued and outstanding on an actual basis, 10,476,190 shares issued and outstanding on a pro forma basis	—	105
Class B common stock, par value $0.01 per share, 15,000,000 shares authorized, 0 shares issued and outstanding on an actual basis, 12,808,768 shares issued and outstanding on a pro forma basis	—	128
Additional paid-in capital	—	(83,428)
Accumulated deficit	—	(13,994)
Total members' deficit/stockholders' equity (deficit)	(324,106)	(97,189)
Non-controlling interest	—	(104,803)
Total members' equity (deficit)	(324,106)	(201,992)
Total capitalization	$ 565,089	$ 542,318

---

(1) A $1.00 increase (decrease) in the assumed initial public offering price of $21.00 per share would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total shareholders' (deficiency) equity and total capitalization by $9.7 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and the application of the net proceeds from this offering as described under "Use of Proceeds." An increase (decrease) of 1,000,000 shares from the expected number of shares to be sold in this offering, assuming no change in the assumed initial public offering price per share, would increase (decrease) our net proceeds from this offering by $19.5 million, after deducting estimated underwriting discounts and commissions. If a change in the offering price per share or in the number of shares offered causes our cash to increase or decrease

from the amount set forth above, we will repay a greater or lesser amount under the Second Lien Loan than we currently anticipate, which would correspondingly decrease or increase each of total indebtedness, additional paid-in capital, total members' deficit/stockholders' equity (deficit), total members' equity (deficit) and total capitalization.

(2) The Revolving Credit Facility provides for up to $425.0 million of borrowings, subject to a borrowing base availability formula. As of September 30, 2014, borrowings under the Revolving Credit Facility totaled $317.0 million, including $4.7 million in outstanding letters of credit, and borrowing capacity was $60.8 million as of such date. As of September 30, 2014, on a pro forma basis after giving effect to this offering and the application of the net proceeds therefrom, we would have had under our Revolving Credit Facility outstanding borrowings of $277.0 million and borrowing capacity, net of approximately $4.7 million in outstanding letters of credit, of $100.8 million, subject to certain conditions. See "Description of Certain Indebtedness."

(3) The Second Lien Loan is $575.0 million in aggregate principal amount, net of approximately $2.8 million of unamortized discount as of September 30, 2014.

DILUTION

Because our existing shareholders do not own any Class A common stock or other economic interests in Neff Corporation, we have presented dilution in pro forma net tangible book value per share after this offering assuming that all existing options to acquire units of Neff Holdings that are vested on or within 60 days of September 30, 2014, consisting of 1,145,328 options over units which we refer to as "vested LLC options," are exercised and that all of the holders of units in Neff Holdings LLC (other than Neff Corporation), consisting of 16,096,953 units (representing the sum of the aggregate units issued upon the assumed exercise of all vested LLC options, plus the aggregate of 14,951,625 units owned by Wayzata), had their units redeemed in exchange for newly-issued shares of Class A common stock on a one-for-one basis in order to more meaningfully present the dilutive impact on the investors in this offering. We refer to the assumed exercise of the 1,145,328 vested LLC options and the assumed redemption of all 16,096,953 units for shares of Class A common stock as described in the previous sentence as the "Assumed Redemption."

Dilution is the amount by which the offering price paid by the purchasers of the Class A common stock in this offering exceeds the pro forma net tangible book value per share of Class A common stock after the offering. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock deemed to be outstanding at that date.

Neff Holdings' net tangible book deficit as of September 30, 2014 was $(399.9) million and its net tangible deficit per unit was $(43.46). Neff Holdings had 9,200,000 units outstanding as of September 30, 2014, all of which were owned by Wayzata. As a result of the amendment and restatement of the Neff Holdings LLC Agreement that is occurring as part of the Organizational Transactions, these 9,200,000 units will be split into an aggregate of 14,951,625 common units of Neff Holdings. See "Certain Relationships and Related Party Transactions—Neff Holdings LLC Agreement—Agreement in Effect Upon Completion of this Offering." After giving effect to the Organizational Transactions and the transactions described under "Unaudited Pro Forma Condensed Consolidated Financial Information," including the application of the proceeds from this offering as described in "Use of Proceeds," our pro forma net tangible book value as of September 30, 2014 would have been approximately $(277.7) million, or $(11.37) per share, assuming that on the closing date of this offering Wayzata and the holders of vested LLC options all redeemed their units in exchange for shares of our Class A common stock on a one-for-one basis. This represents an immediate dilution of $32.37 per share to new investors purchasing Class A common stock in this offering. The following table illustrates this substantial and immediate dilution to new investors on a per share basis:

Assumed initial public offering price per share	$ 21.00
Pro forma net tangible book value per share as of September 30, 2014 before this offering[(1)]	$(24.84)
Increase attributable to this offering	$ 13.47
Pro forma net tangible book value after the Organizational Transactions (including this offering) and the Assumed Redemption	$(11.37)
Dilution per share to new Class A common stock investors	$ 32.37

_____

(1) Gives pro forma effect to the Organizational Transactions (other than this offering) and the Assumed Redemption. Net tangible book deficit per unit as of September 30, 2014 before giving effect to the Organizational Transactions and the Assumed Redemption was $(43.46).

Each $1.00 increase (decrease) in the assumed initial public offering price of $21.00 per share would increase (decrease) our pro forma net tangible book value after this offering by $8.2 million, or by $0.67 per share and the dilution in pro forma net tangible book value to new investors in this offering by $0.33 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, our pro forma net tangible book value per share after the Organizational Transactions (including this offering) and the Assumed Redemption would be $(9.55) per share, the increase in pro forma net tangible book value attributable to the offering would be $15.29 per share and the dilution in pro forma net tangible book value to new investors would be $30.55 per share.

The following table summarizes, as of September 30, 2014 after giving effect to the Organizational Transactions (including this offering), the differences between our existing owners and our new investors in this offering with regard to:

- the number of shares of Class A common stock purchased from us by investors purchasing shares in this offering and the number of shares issued to Wayzata and the holders of vested Neff Holdings options assuming those members of Neff Holdings redeemed all of their units in exchange for shares of Class A common stock,

- the total amount paid to us by investors purchasing shares in this offering and by such existing members of Neff Holdings and

- the average price per share of Class A common stock paid by investors purchasing shares in this offering and by such existing members of Neff Holdings,

based upon the assumed initial public offering price of $21.00 per share, the midpoint of the range set forth on the cover of this prospectus, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent	
	(in thousands, except percent data)				
Existing shareholders[1]	13,954	57.1%	$ 7,626	3.4%	$ 0.55
New investors	10,476	42.9%	$220,000	96.6%	$21.00
Total	24,430	100.0%	$227,626	100.0%	$ 9.32

_____

(1) Includes Wayzata and the holders of vested Neff Holdings options assuming such holders redeemed all of their units in exchange for shares of Class A common stock.

Each $1.00 increase (decrease) in the assumed initial public offering price of $21.00 per share would increase (decrease) the total consideration paid by new investors and the total consideration paid by all shareholders by $9.7 million, assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions but before estimated offering expenses.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

We have derived the unaudited pro forma statement of operations for the year ended December 31, 2013 from the audited historical consolidated financial statements of Neff Holdings for the year ended December 31, 2013 set forth elsewhere in this prospectus. We have derived the unaudited pro forma statement of operations for the nine months ended September 30, 2014 and the unaudited pro forma balance sheet data as of September 30, 2014 from the unaudited condensed consolidated financial statements of Neff Holdings as of and for the nine months ended September 30, 2014 set forth elsewhere in this prospectus. The pro forma financial information is qualified in its entirety by reference to, and should be read in conjunction with, our historical financial statements and the related notes included elsewhere in this prospectus.

The unaudited pro forma statement of operations for the year ended December 31, 2013 and the nine months ended September 30, 2014 give effect to this offering, the Refinancing and the Organizational Transactions as if the same had occurred on January 1, 2013. The unaudited pro forma balance sheet as of September 30, 2014 gives effect to this offering and the Organizational Transactions as if the same had occurred on September 30, 2014.

The pro forma adjustments are described in the notes to the unaudited pro forma financial information, and principally include the following:

- the issuance and sale by us of 10,476,190 shares of Class A common stock to the public representing 45.0% of the economic interests of Neff Corporation at an initial offering price of $21.00 per share, the midpoint of the range set forth on the cover page of this prospectus, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and before other estimated offering expenses;

- the recording of the Tax Receivable Agreement, as well as the changes in our deferred tax assets as a result of the Organizational Transactions and the Tax Receivable Agreement;

- the recording of a non-controlling interest in Neff Holdings as a result of the Organizational Transactions;

- the equity based awards to be granted to certain management and non-employee members of the board of directors in connection with this offering;

- a provision for federal and state income taxes of Neff Corporation as a taxable corporation at an effective rate of 39.0%;

- an increase in interest expense as well as the removal of the loss on extinguishment of debt as a result of the Refinancing;

- the use of net proceeds from this offering (i) to repay $40.0 million of borrowings under our Revolving Credit Facility, (ii) to pay the approximately $15.2 million of other fees and expenses (other than underwriting discounts and commissions), including the payments in the aggregate amount of $9.9 million that will be made to certain management and non-employee members of the board of directors in connection with this offering if the gross proceeds to us from this offering exceed $175.0 million and (iii) to prepay $105.4 million of the outstanding principal amount of the Second Lien Loan and $2.2 million of prepayment premiums related thereto; and

- the other Organizational Transactions described under "Our Organizational Structure."

The unaudited pro forma condensed consolidated financial information presented assumes no exercise by the underwriters of the option to purchase up to an additional 1,571,428 shares of Class A common stock from us.

As described in greater detail under "Certain Relationships and Related Party Transactions—Tax Receivable Agreement," prior to the completion of this offering, we will enter into the Tax Receivable

Agreement with our existing owners. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Company Structure and Effects of the Organizational Transactions."

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors' and officers' liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs.

We provide this unaudited pro forma condensed consolidated financial information for informational and comparative purposes only. The pro forma adjustments are described in greater detail in the accompanying footnotes, which you should read in conjunction with the unaudited pro forma condensed consolidated financial information. We have made the pro forma adjustments described in the accompanying footnotes based on available information.

The assumptions used in the preparation of the unaudited pro forma condensed consolidated financial information may not prove to be correct. The pro forma adjustments do not purport to be and should not be considered indicative of what our actual financial position or results of operations would have been if the transactions described had been completed as of the dates indicated or for any future date or for any period. The unaudited pro forma condensed consolidated financial information should be read together with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Executive Compensation," the consolidated historical financial statements and the related notes thereto, and the other financial information included elsewhere in this prospectus.

	Historical Neff Holdings	Offering and Organizational Transaction Adjustments	Pro Forma Neff Corporation
		(in thousands of dollars)	
ASSETS			
Cash and cash equivalents	$ 1,999	$ —	$ 1,999
Accounts receivable, net	58,962	—	58,962
Inventories	2,377	—	2,377
Rental equipment, net	417,332	—	417,332
Property and equipment, net	31,152	—	31,152
Prepaid expenses and other assets	19,089	(1,429) [1]	17,660
Deferred tax assets	—	64,888 [2]	64,888
Goodwill	58,765	—	58,765
Intangible assets, net	16,979	—	16,979
Total assets	$ 606,655	$ 63,459	$ 670,114
LIABILITIES AND MEMBERS' DEFICIT/ STOCKHOLDERS' EQUITY (DEFICIENCY)			
Liabilities			
Accounts payable	$ 10,370	$ —	$ 10,370
Accrued expenses and other liabilities	31,196	—	31,196
Tax receivable agreement liability	—	86,230 [2]	86,230
Revolving Credit Facility	317,000	(40,000) [3]	277,000
Second Lien Loan	572,195	(104,885) [3]	467,310
Total liabilities	930,761	(58,655)	872,106
Members' deficit/stockholders' equity			
Members' deficit	(324,106)	324,106 [4]	—
Class A common stock, par value $0.01 per share	—	105 [5]	105
Class B common stock, par value $0.01 per share	—	128 [5]	128
Additional paid-in capital	—	(21,342) [2]	(83,428)
		(219,303) [4]	
		199,300 [6]	
		(233) [6]	
		(41,850) [6]	
Accumulated deficit	—	(13,994) [7]	(13,994)
Total members' deficit/stockholders' equity (deficit) . .	(324,106)	226,917	(97,189)
Non-controlling interest	—	(104,803) [4]	(104,803)
Total members' equity (deficit)	(324,106)	122,114	(201,992)
Total liabilities and members' deficit/stockholders' equity (deficit)	$ 606,655	$ 63,459	$ 670,114

(1) Represents unamortized debt issuance costs on the Second Lien Loan written off in connection with the partial prepayment of the Second Lien Loan with a portion of the proceeds of this offering.

(2) The Organizational Transactions and this offering will result in the establishment of deferred tax assets of approximately $64.9 million. The recognition of the deferred tax assets is triggered by the contribution of a portion of the net proceeds of this offering by Neff Corporation to Neff Holdings in

Neff Corporation and Subsidiaries

Unaudited Pro Forma Balance Sheet as of September 30, 2014

exchange for common units in Neff Holdings, as well as the use of a portion of the net proceeds by Neff Corporation to purchase common units in Neff Holdings directly from Wayzata.

The deferred tax assets of approximately $64.9 million result from the difference between Neff Corporation's book basis in its investment in Neff Holdings and the tax basis in its investment in Neff Holdings that will generate tax benefits in the future in the form of tax deductible depreciation and amortization. The relevant tax benefit of $104.8 million is comprised of: (1) tax benefits of $32.6 million that Neff Corporation will become entitled to as a result of certain tax basis adjustments reflecting the difference between the fair value of the membership interests and Neff Corporation's proportionate share of the depreciation and amortization, (2) tax benefits of $49.0 million resulting from the step-up in basis attributable to Neff Corporation's purchase of the membership interests from the existing owners and (3) tax benefits of $23.2 million related to an increase in tax basis and certain other tax benefits realized under the terms of the Tax Receivable Agreement ("TRA"), which is described further under the caption "Certain Relationships and Related Party Transactions—Tax Receivable Agreement." The liability under the TRA is larger than the net deferred tax assets primarily because of accelerated tax depreciation realized prior to the Organizational Transactions which reduced the tax basis below the reported amounts in the financial statements and reduced the related net deferred tax assets by $39.9 million.

The TRA will require Neff Corporation to make cash payments to our existing owners in an amount equal to 85% of the tax benefits to Neff Corporation that arise out of items (1), (2) and (3) above that create the tax benefit of $104.8 million as and when those benefits are treated as realized under the terms of the TRA. These cash payments are not reduced for the effect of the accelerated tax depreciation realized prior to the Organizational Transactions described above. The $39.9 million deferred tax liability is a result of a book-tax basis differential attributable to accelerated tax depreciation that predates the Organizational Transactions and is unrelated to the payments to be made under the TRA. The establishment of the deferred tax assets will be recorded in additional paid-in capital in accordance with ASC 740-20-45-11(g). If Neff Corporation does not have taxable income, it generally will not be required (absent a change of control or other circumstances requiring an early termination payment) to make payments under the TRA for that taxable year because no tax benefits will have been actually realized. However, any tax benefits that do not result in realized tax benefits in a given taxable year will likely generate tax attributes that may be utilized to generate tax benefits in previous or future taxable years. The utilization of any such tax attributes will result in payments under the TRA. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement." The liability to be recognized for future payments under the TRA is $86.2 million. The step-up in basis attributable to our purchase of the Neff Holdings' membership interests from the existing owners and payment of the TRA liability is expected to result in an incremental benefit of 15% of the tax benefits to Neff Corporation if realized.

We currently expect to benefit from the deferred tax assets if realized. To the extent that we determine it is more likely than not that we will not realize the full benefit represented by the deferred tax assets, based on analysis of expected future earnings, we will record an appropriate valuation allowance.

The total deferred tax assets and TRA liability are $64.9 million and $86.2 million, respectively. The difference between the deferred tax asset and the TRA liability of $21.3 million is recorded in additional paid-in-capital.

Tax benefits subject to the TRA	$104,834
Less book-tax basis differential prior to the Organizational Transactions	(39,946)
Deferred tax assets	64,888
TRA liability	(86,230)
Net adjustment	$(21,342)

58

(3) As described under "Use of Proceeds," we will use a portion of the net proceeds from this offering to purchase new common units from Neff Holdings and Neff Holdings will use those proceeds as follows (in thousands of dollars):

Paydown of Second Lien Loan[(a)]	$105,399
Second Lien Loan prepayment premium	2,151
Paydown of Revolving Credit Facility	40,000
Total	$147,550

[(a)] Paydown of Second Lien Loan	$105,399
Writeoff of portion of original issue discount for Second Lien Loan	(514)
Total adjustments to Second Lien Loan	$104,885

(4) Following the Organizational Transactions and this offering, we will record a significant non-controlling interest in Neff Holdings relating to the ownership interest of Wayzata in Neff Holdings. As described in "Our Organizational Structure," Neff Corporation will be the sole managing member of Neff Holdings. Accordingly, although Neff Corporation will own a minority of the total outstanding membership units of Neff Holdings, it will have a majority voting interest in, and control the management of, Neff Holdings. As a result, Neff Corporation will consolidate the financial results of Neff Holdings and record a non-controlling interest relating to the ownership interest of Wayzata in Neff Holdings.

The balance of the non-controlling interest as of September 30, 2014 on a pro forma basis was calculated as follows (in thousands of dollars):

Historical Neff Holdings equity held by the non-controlling interest holders	$(324,106)
Proceeds from this offering used to purchase common units of Neff Holdings from Neff Holdings	147,550
Changes in accumulated deficit as a result of the other expenses incurred by Neff Holdings in connection with the Organizational Transactions (see note 7 below)	(13,994)
Total members' deficit of Neff Holdings after the Organizational Transactions	$(190,550)
Total Wayzata ownership percentage in Neff Holdings after the Organizational Transactions	55%
Non-controlling interest as of September 30, 2014 on a pro forma basis	$(104,803)
Historical Neff Holdings equity held by the non-controlling interest holders	$(324,106)
Less non-controlling interest as of September 30, 2014 on a pro forma basis	(104,803)
Adjustment to additional paid-in capital as a result of the Organizational Transactions, including this offering	$(219,303)

(5) Represents an adjustment to stockholders' equity reflecting the aggregate par value of the shares of Class A common stock and Class B common stock to be outstanding following this offering.

Neff Corporation and Subsidiaries

Unaudited Pro Forma Balance Sheet as of September 30, 2014

(6) Represents the adjustments to additional paid-in capital as a result of this offering and the Organizational Transactions as follows (in thousands of dollars):

Offering proceeds (gross)	$220,000
Underwriting discount and commissions	(15,400)
Other offering expenses	(5,300)
Total	$199,300
Par value of Class A common stock	$ (105)
Par value of Class B common stock	(128)
Total	$ (233)
Offering proceeds used to purchase common units of Neff Holdings directly from Wayzata (treated as a redemption of stockholders' equity)	$ (41,850)

(7) The change in accumulated deficit as of September 30, 2014 was as follows (in thousands of dollars):

Second Lien Loan prepayment premium	$ 2,151
Writeoff of portion of Second Lien Loan issue costs	1,429
Writeoff of portion of original issue discount on Second Lien Loan	514
Payments to certain management and directors	9,900
Total	$13,994

Neff Corporation and Subsidiaries

Unaudited Pro Forma Statement of Operations for the Year Ended December 31, 2013

	Historical Neff Holdings	Offering and Organizational Transaction Adjustments	Pro Forma Neff Corporation
		(in thousands, except per share data)	
Revenues:			
Rental revenues	$281,038	$ —	$281,038
Equipment sales	33,487	—	33,487
Parts and service	12,682	—	12,682
Total revenues	327,207	—	327,207
Cost of revenues:			
Cost of equipment sold	19,204	—	19,204
Depreciation of rental equipment	70,768	—	70,768
Cost of rental revenues	74,482	—	74,482
Cost of parts and service	7,677	—	7,677
Total cost of revenues	172,131	—	172,131
Gross profit	155,076	—	155,076
Other operating expenses:			
Selling, general and administrative expenses	78,617	801 [1]	79,418
Other depreciation and amortization	8,968	—	8,968
Total other operating expenses	87,585	801	88,386
Income from operations	67,491	(801)	66,690
Other expense:			
Interest expense	24,598	13,677 [2]	38,275
Amortization and write-off of debt issue costs	1,929	(618) [3]	1,311
Total other expenses	26,527	13,059	39,586
Income before income taxes	40,964	(13,860)	27,104
Provision for income taxes	(471)	(4,286) [4]	(4,757)
Net income	40,493	(18,146)	22,347
Net income attributable to non-controlling interest	—	14,907 [5]	14,907
Net income attributable to Neff Corporation	$ 40,493	$ (33,053)	$ 7,440
Net income per share data: [6]			
Weighted average shares of Class A common stock outstanding:			
Basic			10,476
Diluted			10,555
Net income available to Class A common stock per share:			
Basic			$ 0.71
Diluted			$ 0.70

---

(1) Represents equity based compensation expense related to equity based awards (comprised of both options over 78,587 shares of Class A common stock and restricted stock units over 60,879 shares of

Class A common stock) to be granted in connection with this offering. The fair value of the options at grant date was estimated using the Black-Scholes multiple option model. The following weighted average assumptions were used to value the options: an expected term of ten years, a risk free rate of 1.17%, volatility of 50% and no expected dividends. The compensation expense associated with the restricted stock units was calculated based on the fair value of the restricted stock units at the date of the grant, amortized over the three-year vesting period, and assumes the performance criteria are met.

The options are intended to vest, subject to continued employment, in equal annual installments on the first four anniversaries of the date of grant. The restricted stock units awarded to our employees are intended to cliff-vest on the third anniversary of the date of grant, subject to continued employment and subject to certain performance criteria which are described in greater detail under the caption "Executive Compensation—Equity-Based Compensation Awards." The restricted stock units awarded to our non-employee directors are intended to vest after one year of continued service as a director.

(2) The pro forma adjustment to interest expense reflects the changes to interest expense resulting from the indebtedness incurred in connection with the Refinancing and the repayment of indebtedness with a portion of the net proceeds of this offering assuming that the Refinancing and this offering occurred on January 1, 2013 as set forth below (in thousands of dollars). As the Refinancing occurred on June 9, 2014, the adjustments for the Second Lien Loan and Senior Secured Notes are for the full year.

Interest expense and amortization of original issue discount incurred in connection with the Second Lien Loan (accrues interest at 7.3%)	$ 41,688
Reduction in interest expense in connection with repayment of the Senior Secured Notes in the Refinancing (accrued interest at 9.6%)	(19,250)
Reduction in interest expense in connection with the repayment of a portion of the Revolving Credit Facility with a portion of the net proceeds of this offering (accrues interest at 2.8%)	(1,120)
Reduction in interest expense in connection with the prepayment of a portion of the Second Lien Loan with a portion of the net proceeds of this offering (accrues interest at 7.3%)	(7,641)
Total	$ 13,677

(3) We incurred debt issuance costs in connection with the Refinancing. We amortize those debt issuance costs over the life of the related indebtedness. These adjustments apply the amortization of these debt issuance costs over the full year 2013 and repayment or prepayment of the related debt with the net proceeds of this offering as follows (in thousands of dollars):

Elimination of full year of debt issuance costs for the Senior Secured Notes	$(1,233)
Full year amortization of debt issue costs for the Second Lien Loan	615
Total	$ (618)

(4) Reflects the adjustments for the impact of federal, state and local income taxes on the income of Neff Corporation. The pro forma effective income tax rate is estimated to be approximately 39.0% and was

determined by combining the projected federal, state and local income taxes as follows (in thousands of dollars):

Income before taxes	$ 27,104
Less non-controlling interest (55.0%)	(14,907)
Net income before tax attributable to Neff Corporation	12,197
Provision for income taxes (39.0%)	$ (4,757)

(5) Represents the non-controlling interest of 55.0% relating to the ownership interest of Wayzata in Neff Holdings. As described in "Our Organizational Structure," Neff Corporation will be the sole managing member of Neff Holdings. Accordingly, although Neff Corporation will have a minority economic interest in Neff Holdings, it will have a majority voting interest in, and control the management of, Neff Holdings. As a result, Neff Corporation will consolidate Neff Holdings and record a non-controlling interest relating to the ownership interest of Wayzata in Neff Holdings as follows (in thousands of dollars):

Income before taxes	$27,104
Non-controlling interest (55.0%)	$14,907

(6) Pro forma net income per share is calculated by dividing the pro forma net income by the weighted average shares outstanding. The 78,587 options to be granted in connection with this offering to certain members of management to purchase shares of Class A common stock have been included in the computation of diluted per share data. The restricted stock units to be granted in connection with this offering to certain directors and members of management are excluded from pro forma weighted average shares outstanding since they are only included in outstanding shares of Class A common stock when they meet certain vesting criteria.

Neff Corporation and Subsidiaries

Unaudited Pro Forma Statement of Operations for the Nine Months Ended September 30, 2014

	Historical Neff Holdings	Offering and Organizational Transaction Adjustments	Pro Forma Neff Corporation
	(in thousands, except per share data)		
Revenues:			
Rental revenues	$240,362	$ —	$240,362
Equipment sales	17,355	—	17,355
Parts and service	10,125	—	10,125
Total revenues	267,842	—	267,842
Cost of revenues:			
Cost of equipment sold	9,877	—	9,877
Depreciation of rental equipment	54,831	—	54,831
Cost of rental revenues	59,669	—	59,669
Cost of parts and service	6,158	—	6,158
Total cost of revenues	130,535	—	130,535
Gross profit	137,307	—	137,307
Other operating expenses:			
Selling, general and administrative expenses	61,453	601 [(1)]	62,054
Other depreciation and amortization	7,149	—	7,149
Transaction bonus	24,506	—	24,506
Total other operating expenses	93,108	601	93,709
Income from operations	44,199	(601)	43,598
Other expense:			
Interest expense	28,313	3,283 [(2)]	31,596
Loss on extinguishment of debt	15,896	(15,896)[(3)]	—
Amortization and write-off of debt issue costs	2,695	(1,309)[(4)]	1,386
Total other expenses	46,904	(13,922)	32,982
Income (loss) before income taxes	(2,705)	13,321	10,616
(Provision for) benefit from income taxes	4,610	(6,473)[(5)]	(1,863)
Net income	1,905	6,848	8,753
Net income attributable to non-controlling interest	—	5,839 [(6)]	5,839
Net income attributable to Neff Corporation	$ 1,905	$ 1,009	$ 2,914
Net income per share data:[(7)]			
Weighted average shares of Class A common stock outstanding:			
Basic			10,476
Diluted			10,555
Net income available to Class A common stock per share:			
Basic			$ 0.28
Diluted			$ 0.28

---

(1) Represents equity based compensation expense related to equity based awards (comprised of both options over 78,587 shares of Class A common stock and restricted stock units over 60,879 shares of Class A common stock) to be granted in connection with this offering. The fair value of the options at grant date was estimated using the Black-Scholes multiple option model. The following weighted average assumptions were used to value the options: an expected term of ten years, a risk free rate of 1.17%, volatility of 50% and no expected dividends. The compensation expense associated with the restricted stock units was calculated based on the fair value of the restricted stock units at the date of the grant, amortized over the three-year vesting period, and assumes the performance criteria are met.

The options are intended to vest, subject to continued employment, in equal annual installments on the first four anniversaries of the date of grant. The restricted stock units awarded to our employees are intended to cliff-vest on the third anniversary of the date of grant, subject to continued employment and subject to certain performance criteria which are described in greater detail under the caption "Executive Compensation—Equity-Based Compensation Awards." The restricted stock units awarded to our non-employee directors are intended to vest after one year of continued service as a director.

(2) The pro forma adjustment to interest expense reflects the changes to interest expense resulting from the indebtedness incurred in connection with the Refinancing and the repayment of indebtedness with a portion of the net proceeds of this offering assuming that the Refinancing and this offering occurred on January 1, 2013 as set forth below (in thousands of dollars). As the Refinancing occurred on June 9, 2014, the adjustments for the Second Lien Loan and Senior Secured Notes are for approximately five months.

Interest expense and amortization of original issue discount incurred in connection with the Second Lien Loan (accrues interest at 7.3%)	$18,274
Reduction in interest expense in connection with repayment of the Senior Secured Notes in the Refinancing (accrued interest at 9.6%)	(8,438)
Reduction in interest expense in connection with the repayment of a portion of the Revolving Credit Facility with a portion of the net proceeds of this offering (accrues interest at 2.8%)	(838)
Reduction in interest expense in connection with the prepayment of a portion of the Second Lien Loan with a portion of the net proceeds of this offering (accrues interest at 7.3%)	(5,715)
Total	$ 3,283

(3) Entry to remove loss on extinguishment of debt that is attributable to the Refinancing and not expected to recur.

(4) We incurred debt issuance costs in connection with the Refinancing. We amortize those debt issuance costs over the life of the related indebtedness. As the Refinancing occurred on June 9, 2014, the adjustments to debt issue costs for the Second Lien Loan and Senior Secured Notes are for approximately five months and repayment or prepayment of the related debt with the net proceeds of this offering are as follows (in thousands of dollars):

Elimination of approximately five months of debt issuance costs for the Senior Secured Notes	$(1,549)
Approximately five months of amortization of debt issue costs for the Second Lien Loan	240
Total	$(1,309)

(5) Reflects the adjustments for the impact of federal, state and local income taxes on the income of Neff Corporation. The pro forma effective income tax rate is estimated to be approximately 39.0% and was

determined by combining the projected federal, state and local income taxes as follows (in thousands of dollars):

Income (loss) before taxes	$10,616
Less non-controlling interest (55.0%)	(5,839)
Net income before tax attributable to Neff Corporation	4,777
(Provision for) benefit from income taxes (39.0%)	$(1,863)

(6) Represents the non-controlling interest of 55.0% relating to the ownership interest of Wayzata in Neff Holdings. As described in "Our Organizational Structure," Neff Corporation will be the sole managing member of Neff Holdings. Accordingly, although Neff Corporation will have a minority economic interest in Neff Holdings, it will have a majority voting interest in, and control the management of, Neff Holdings. As a result, Neff Corporation will consolidate Neff Holdings and record a non-controlling interest relating to the ownership interest of Wayzata in Neff Holdings as follows (in thousands of dollars):

Income before taxes	$10,616
Non-controlling interest (55.0%)	$ 5,839

(7) Pro forma net income per share is calculated by dividing the pro forma net income by the weighted average shares outstanding. The 78,587 options to be granted in connection with this offering to certain members of management to purchase shares of Class A common stock have been included in the computation of diluted per share data. The restricted stock units to be granted in connection with this offering to certain directors and members of management are excluded from pro forma weighted average shares outstanding since they are only included in outstanding shares of Class A common stock when they meet certain vesting criteria.

$15.0 million to $18.0 million for the year ending December 31, 2015. However, the actual payments under the Tax Receivable Agreement will vary depending on a number of factors. For a discussion of these factors and the Tax Receivable Agreement, see "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

As of September 30, 2014, our principal sources of liquidity consisted of $2.0 million of cash and cash equivalents and borrowing capacity of $60.8 million under our Revolving Credit Facility. As of September 30, 2014, on a pro forma basis after giving effect to this offering and the application of the proceeds therefrom, including to repay $40 million of borrowings under our Revolving Credit Facility and prepay $105.4 million of outstanding Second Lien Loans, we would have had outstanding indebtedness of $744.3 million, cash and cash equivalents of $2.0 million and borrowing capacity of approximately $100.8 million under our Revolving Credit Facility, subject to customary borrowing conditions. We believe that our cash flow from operations, available cash and cash equivalents and available borrowing capacity under the Revolving Credit Facility will be sufficient to meet our liquidity needs for at least the next 12 months.

To the extent we require additional liquidity, we anticipate that it will be funded through the incurrence of other indebtedness (which may include capital markets indebtedness, the incremental facility under the credit agreement for the Second Lien Loan or indebtedness under other credit facilities), equity financings or a combination thereof. Although we have no specific current plans to do so, if we decide to pursue one or more significant acquisitions, we may incur additional debt or sell additional equity to finance such acquisitions.

Cash Flows for the Nine Months Ended September 30, 2014 and 2013

During the nine months ended September 30, 2014, our operating activities provided net cash flow of $68.4 million as compared to $86.5 million for the nine months ended September 30, 2013. The decrease in cash flows from operating activities was due primarily to the payments to certain management and independent members of the board of directors which totaled $24.5 million. The decrease was also partially attributable to decreases in working capital.

Cash used in investing activities was $130.3 million for the nine months ended September 30, 2014 as compared to $118.2 million for the nine months ended September 30, 2013. Cash used for the purchase of rental equipment was $135.9 million for the nine months ended September 30, 2014, compared to $124.7 million for the nine months ended September 30, 2013. We received $17.4 million in cash proceeds from the sale of equipment for the nine months ended September 30, 2014 compared to $20.2 million for the nine months ended September 30, 2013.

Net cash provided by financing activities was $63.8 million for the nine months ended September 30, 2014, compared to $31.4 million for the nine months ended September 30, 2013. As part of the Refinancing, we received $572.1 million in net proceeds from the Second Lien Loan which was offset partially by prepayment of our Senior Secured Notes totaling $207.2 million (including call premiums), payment of a $329.9 million distribution in June 2014 and other refinancing related fees and expenses. The remaining change in cash from financing activities was primarily due to cash provided by the Revolving Credit Facility needed for equipment purchases for the nine months ended September 30, 2013.

Cash Flows for the Years Ended December 31, 2013 and 2012

During the year ended December 31, 2013, our operating activities provided net cash flow of $108.4 million as compared to $68.3 million for the year ended December 31, 2012. The increase is attributable primarily to increases in net income and working capital in 2013 as compared to the prior year.

Cash used in investing activities was $125.3 million for the year ended December 31, 2013 as compared to $131.0 million for the year ended December 31, 2012. Cash used for the purchase of rental each fiscal quarter ended during the period from January 1, 2016 through and including June 30, 2016, stepping down to 4.50 to 1.00 for each fiscal quarter ended during the period from September 30, 2016 and thereafter, and (ii) a fixed charge coverage ratio of not less than 1.00 to 1.00, in each case, until such time as excess availability exceeds the threshold described above for a period of at least 30 consecutive days. As of September 30, 2014, we had availability based on our borrowing base as of such date under the Revolving Credit Facility of $103.3 million and were in compliance with the applicable covenants in the Revolving Credit Facility. However, the financial covenants in the Revolving Credit Facility would have prohibited us from borrowing in excess of $60.8 million as of September 30, 2014, on an actual basis, and $100.8 million on a pro forma basis after giving effect to this offering and the application of net proceeds therefrom. For additional information regarding the Revolving Credit Facility, see "Description of Certain Indebtedness—The Revolving Credit Facility."

We have entered into an amendment to our Revolving Credit Facility conditioned on the consummation of this offering to, among other things, reflect the changes in our structure as a result of the Organizational Transactions. We intend to repay approximately $40.0 million of our borrowings under the Revolving Credit Facility with the net proceeds of this offering. See "Use of Proceeds."

Second Lien Loan

Our subsidiary, Neff Rental LLC, incurred the Second Lien Loan under a senior secured credit facility with Credit Suisse AG, as administrative agent and collateral agent, and the other lenders and agents thereto, on June 9, 2014. The credit agreement for the Second Lien Loan provides for (a) a $575.0 million term loan facility, all of which was drawn on June 9, 2014, and (b) an uncommitted incremental term loan facility not to exceed (together with any incremental equivalent debt) $75.0 million plus additional amounts that may be incurred subject to a pro forma total leverage ratio of 5.25:1.00 and certain other customary conditions. The Second Lien Loan matures on June 9, 2021. The Second Lien Loan bears interest, at our option, at either a LIBOR rate or base rate, in each case plus an applicable margin. LIBOR loans bear interest at the LIBOR rate plus 625 basis points and base rate loans bear interest at the sum of (a) 525 basis points plus (b) the greatest of (i) the prime rate, (ii) the federal funds rate plus 50 basis points and (iii) LIBOR plus 100 basis points. The LIBOR rate margin is subject to a "floor" of 100 basis points. We generally elect the LIBOR rate, and given LIBOR currently is less than 1.00%, our interest rate as of September 30, 2014 under the Second Lien Loan was 7.25% per annum. We must make mandatory prepayments of principal on the Second Lien Loan if our total leverage ratio for any fiscal year, commencing with the fiscal year ending December 15, 2015, exceeds 3.00 to 1.00. These prepayment provisions require us to prepay an amount equal to (i) either 25% of our excess cash flow (if our total leverage ratio is equal to or less than 4.00 to 1.00 but greater than 3.00 to 1.00) or 50% of our excess cash flow (if our total leverage ratio is greater than 4.00 to 1.00) over (ii) the optional prepayment amount for such excess cash flow period.

Neff Holdings and each of its subsidiaries is a borrower or a credit party under the Second Lien Loan. Neff Corporation is not a party to the Second Lien Loan. The Second Lien Loan is secured by second-priority liens on substantially all of the assets of the borrower and the guarantors. The credit agreement for the Second Lien Loan contains customary incurrence-based restrictive covenants applicable to each credit party, including, among other things, restrictions on the ability to incur additional indebtedness, create liens, make investments and declare or pay dividends. For additional information regarding the Second Lien Loan, see "Description of Certain Indebtedness—The Second Lien Loan Facility."

We have entered into an amendment to our Second Lien Loan conditioned on the consummation of this offering to, among other things, reflect the changes in our structure as a result of the Organizational Transactions. We intend to prepay approximately $105.4 million of the principal amount of the Second Lien Loan with the net proceeds of this offering and pay approximately $2.2 million in prepayment premiums in connection with that prepayment. See "Use of Proceeds."

EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program for our executive officers who are named in the "2013 Summary Compensation Table" below. The discussion below does not reflect any changes in the common units of Neff Holdings as a result of the amendment and restatement of the Neff Holdings LLC Agreement as described under the caption "Certain Relationships and Related Party Transactions—Neff Holdings LLC Agreement—Agreement in Effect Upon Completion of this Offering." In 2013, our "named executive officers" consisted of our Chief Executive Officer and the two other most highly compensated executive officers who were serving as executive officers as of December 31, 2013:

- Graham Hood, *Chief Executive Officer*;

- Mark Irion, *Chief Financial Officer*; and

- Westley Parks, *Vice President—Atlantic Region*.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

2013 Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2013.

Name and Principal Position	Salary ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)[2]	Total ($)
Graham Hood .... *Chief Executive Officer*	450,000	371,354[1]	19,650	841,004
Mark Irion .... *Chief Financial Officer*	314,000	259,122[1]	18,450	591,572
Westley Parks .... *Vice President—Atlantic Region*	252,000	173,791[3]	18,450	444,241

(1) The annual performance-based bonuses earned by our Chief Executive Officer and Chief Financial Officer in fiscal year 2013 were determined in accordance with the achievement of certain EBITDA performance measures. For a discussion of the determination of these amounts, please review the section entitled "—Narrative Disclosure to Summary Compensation Table—Annual Cash Incentive Compensation" below.

(2) Amounts reflect a car allowance and our employer matching contributions under our 401(k) Plan.

(3) The annual cash incentive award earned by Mr. Parks was determined in accordance with the Company's RVP Bonus Plan (as defined below). For a discussion of the determination of this amount, please review the section entitled "—Narrative Disclosure to Summary Compensation Table—Annual Cash Incentive Compensation" below.

Neff Holdings LLC Agreement

Agreement in Effect Before Completion of this Offering

The existing owners of Neff Holdings are parties to an Amended and Restated Limited Liability Company Agreement of Neff Holdings LLC, dated as of October 1, 2010 and amended as of October 20, 2010, which governs the business operations of Neff Holdings and defines the relative rights and privileges associated with the existing Class A units and Class B units of Neff Holdings. We refer to this agreement as the "Existing LLC Agreement." Prior to giving effect to this offering the existing owners hold an aggregate of 9,200,000 Class A units and certain directors, officers and employees have options over an aggregate of 778,374 Class B units. The day-to-day business operations of Neff Holdings are overseen and implemented by officers of Neff Holdings, subject to limitations imposed by the board of managers. Under the Existing LLC Agreement, Neff Holdings is governed by a four-member board of managers, who qualify as "managers" for purposes of the Delaware limited liability company statute. Holders of more than 50% of the outstanding Class A units are entitled to elect the managers from time to time; *provided* that the Chief Executive Officer shall at all times serve as a manager. Each member of the board of managers has one vote on all matters submitted to the board, and board actions require a vote of the majority of managers. Each existing member's rights under the Existing LLC Agreement continue until the effective time of the new Neff Holdings operating agreement to be adopted in connection with this offering, as described below, at which time the existing members will continue as members that hold common units in Neff Holdings with the respective rights thereunder.

Agreement in Effect Upon Completion of this Offering

In connection with the completion of this offering, we and our existing owners will enter into Neff Holdings' second amended and restated limited liability company agreement, which we refer to as the "Neff Holdings LLC Agreement."

Appointment as Manager.   Under the Neff Holdings LLC Agreement, we will become a member and the sole manager of Neff Holdings. As the sole manager, we will be able to control all of the day-to-day business affairs and decision-making of Neff Holdings without the approval of any other member. As such, we, through our officers and directors, will be responsible for all operational and administrative decisions of Neff Holdings and the day-to-day management of Neff Holdings' business. Pursuant to the terms of the Neff Holdings LLC Agreement, we cannot, under any circumstances, be removed as the sole manager of Neff Holdings except by our election.

Compensation.   We will not be entitled to compensation for our services as manager. We will be entitled to reimbursement by Neff Holdings for fees and expenses incurred on behalf of Neff Holdings, including all expenses associated with this offering and maintaining our corporate existence.

Distributions.   The Neff Holdings LLC Agreement will require "tax distributions" to be made by Neff Holdings to its members, as that term is defined in the agreement. Tax distributions will be made as and when members are required to make estimated payments or file tax returns, which we expect will be approximately on a quarterly basis, to each member of Neff Holdings, including us, based on such member's allocable share of the taxable income of Neff Holdings and an assumed tax rate that will be determined by us. For this purpose, the taxable income of Neff Holdings, and Neff Corporation's allocable share of such taxable income, shall be determined without regard to any tax basis adjustments that result from our deemed or actual purchase of an equity interest in Neff Holdings from our existing owners or the use of the proceeds from this offering to repay certain indebtedness of Neff Holdings (as described above under "—Tax Receivable Agreement"). The assumed tax rate that we expect to use for purposes of determining tax distributions from Neff Holdings to its members will approximate our reasonable estimate of the highest combined federal, state, and local tax rate that may potentially apply to any one of Neff Holdings' members, regardless of the actual final tax liability of any such member. Tax distributions will also be made only to the extent all distributions from Neff Holdings for the relevant period were otherwise insufficient to enable each member to cover its tax liabilities as calculated in the manner described above. The Neff Holdings LLC Agreement will also allow for distributions to be made by Neff Holdings to its members on a pro rata basis out of "distributable cash," as that term is defined in the agreement. We expect Neff Holdings may make distributions out of distributable cash periodically to the extent permitted by our credit facilities and necessary to enable us to cover our operating expenses and other obligations, including our tax liability and obligations under the Tax Receivable Agreement, as well as to make dividend payments, if any, to the holders of our Class A common stock.

Transfer Restrictions.   The Neff Holdings LLC Agreement generally does not permit transfers of common units by members, subject to limited exceptions. Any transferee of common units must assume, by operation of law or written agreement, all of the obligations of a transferring member with respect to the transferred units, even if the transferee is not admitted as a member of Neff Holdings.

Recapitalization.   The Neff Holdings LLC Agreement recapitalizes the Class A units currently held by the existing members of Neff Holdings, as well as the Class B units underlying certain options currently outstanding under the 2010 Option Plan, into a new single class of common units of Neff Holdings. The Neff Holdings LLC Agreement will also reflect a split of common units such that one common unit can be acquired with the net proceeds received in the initial offering from the sale of one share of our Class A common stock, after the deduction of underwriting discounts and commissions. As a result of such conversion into common units and split:

- the 9,200,000 Class A units held by Wayzata in Neff Holdings prior to the effectiveness of the Neff Holdings LLC Agreement will be converted into an aggregate of 14,951,625 common units in Neff Holdings, and

- the outstanding options over 778,374 Class B units in Neff Holdings prior to the effectiveness of the Neff Holdings LLC Agreement will be converted into options over an aggregate of 1,264,985 common units in Neff Holdings, and the exercise price of those options will be adjusted from $10.82 per unit to $6.66 per unit,

in each case reflecting a split of approximately 1.625-for-one of each Class A unit and each Class B unit, subject to rounding.

Common Unit Redemption Right.   The Neff Holdings LLC Agreement provides a redemption right to the existing members and the holders of options over common units in Neff Holdings which entitles them to have their common units redeemed by Neff Holdings, at the election of each such person, for, at our option, newly-issued shares of our Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Class A common stock for each common unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications). If we decide to make a cash payment, the member has the option to rescind its redemption request within a specified time period. Upon the exercise of the redemption right, the redeeming member will surrender common units to Neff Holdings for cancellation. The Neff Holdings LLC Agreement requires that we contribute cash or shares of our Class A common stock to Neff Holdings in exchange for an amount of newly issued common units in Neff Holdings to us equal to the number of common units redeemed by the member. Neff Holdings will then distribute the cash or shares of our Class A common stock to the redeeming member to complete the redemption. At our election, we may effect a direct exchange of cash or our Class A common stock for such common units in lieu of such a redemption. Neither Neff Corporation nor Neff Holdings can compel any member to tender their common units for redemption by Neff Holdings or to directly exchange such common units with Neff Corporation. However, once a member tenders its common units for redemption, Neff Corporation, in its sole discretion, will determine at such time whether to contribute cash or shares to Neff Holdings to complete the redemption or to effect a direct exchange with such redeeming member. Whether by redemption or

Additionally, holders of shares of our Class B common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class B common stock.

Upon the consummation of this offering, Wayzata will own 100% of our outstanding Class B common stock.

Preferred Stock

Upon the closing of this offering and the effectiveness of our certificate, the total of our authorized shares of preferred stock will be 10,000,000 shares. Upon the closing of this offering, we will have no shares of preferred stock outstanding.

Under the terms of our certificate that will become effective upon the closing of this offering, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of our Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock or subordinating the liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.

Forum Selection

Our certificate of incorporation will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders; (iii) any action asserting a claim against us, any director or our officers or employees arising pursuant to any provision of the DGCL, our certificate of incorporation or our by-laws; or (iv) any action asserting a claim against us, any director or our officers or employees that is governed by the internal affairs doctrine, except, as to each of clauses (i) through (iv) above, for any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction.

Anti-Takeover Provisions

Our certificate of incorporation and by-laws, as they will be in effect upon completion of this offering, will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.